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                           April 22, 2021

       Jeffrey Meckler
       Chief Executive Officer
       Intec Parent Inc.
       12 Hartom Street
       Har Hotzvim, Jerusalem 9777512

                                                        Re: Intec Parent Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 20,
2021
                                                            File No. 333-255389

       Dear Mr. Meckler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gary Emmanuel -
McDermott Will & Emery LLP